EXHIBIT 99.1

Brookfield Business Partners Reports First Quarter 2022 Results

BROOKFIELD, NEWS, May 06, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) announced today financial results for the quarter ended March 31, 2022.

“We had a successful start to the year, generating strong financial performance and committing approximately $1.6 billion of equity across seven new investments,” said Cyrus Madon, CEO of Brookfield Business Partners. “We also completed the creation of our paired corporate entity, BBUC, which should support growth of our ownership base. Our focus is on closing our announced acquisitions, progressing the monetization of our interest in Westinghouse and accelerating initiatives to surface meaningful value for our business.”

	Three Months Ended March 31,
US$ millions (except per unit amounts), unaudited	2022	2021
Net income (loss) attributable to unitholders[1]	$28	$530
Net income (loss) per limited partnership unit[2]	$0.18	$3.57

Adjusted EBITDA[3]	$506	$387

Net income attributable to unitholders for the three months ended March 31, 2022 was $28 million ($0.18 per limited partnership unit) compared to $530 million ($3.57 per limited partnership unit) in the prior period. Prior period results included gains related to the partial sale of our graphite electrode operations.

Adjusted EBITDA for the three months ended March 31, 2022 was $506 million compared to $387 million for the three months ended March 31, 2021, reflecting increased contributions from our Industrials, Infrastructure Services and Business Services segments.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2022	2021
Industrials	$217	$172
Infrastructure Services	208	136
Business Services	114	104
Corporate and Other	(33)	(25)
Adjusted EBITDA[3]	$506	$387

Our Industrials segment generated Adjusted EBITDA of $217 million for the three months ended March 31, 2022, compared to $172 million during the same period in 2021. Results benefited from the contributions of new acquisitions, partially offset by reduced contribution from our advanced energy storage operations due to overall lower battery sales volumes and our reduced ownership in graphite electrode operations. Current period results included contributions from our solar power solutions provider and engineered components manufacturer which we acquired in August 2021 and October 2021, respectively.

Our Infrastructure Services segment generated Adjusted EBITDA of $208 million for the three months ended March 31, 2022, compared to $136 million in the same period in 2021. Results benefited from higher volumes and increased activity levels in nuclear technology services and improved contribution from offshore oil services. Current period results included contribution from our modular building leasing services operations which we acquired in December 2021.

Our Business Services segment generated Adjusted EBITDA of $114 million for the three months ended March 31, 2022, compared to $104 million for the same period in 2021. Results benefited from increased contribution from our residential mortgage insurance operations and strong performance at our construction operations, partially offset by reduced contribution from our Indian non-bank financial services operation due to additional provisions recorded against its loan portfolio and from our healthcare services operation as a result of government mandated restrictions on elective surgeries in Australia.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2022	2021
Industrials	$122	$421
Infrastructure Services	139	73
Business Services	80	70
Corporate and Other	(31)	(19)

Adjusted EFO for the three months ended March 31, 2022 reflected increased contributions from our Infrastructure Services and Business Services segments, offset by reduced contribution from our Industrials segment. Corporate and Other reflects an increase in our management fee compared to prior period. Prior period results in our Industrials segment included after-tax gains of $328 million recognized on the partial sale of our investments in graphite electrode operations and public securities.

Strategic Initiatives

  Lottery Services
  In April 2022 we completed the acquisition of Scientific Games, a global leading technology and services provider to government-sponsored lottery programs, for $5.7 billion. We funded approximately $820 million of the $2.4 billion equity investment for a 35% ownership interest, with the balance from institutional partners. A portion of our investment may be syndicated to other institutional partners.
  Dealer Software and Technology Services
  In April 2022 we signed an agreement to acquire CDK Global Inc. ("CDK Global") for approximately $8.3 billion. CDK Global is a leading provider of mission-critical technology services and software solutions that help automotive dealers run their businesses more efficiently. The transaction will be funded with $3.5 billion of equity, of which we intend to fund approximately $500 million, with the balance funded from institutional partners.
  Audience Measurement Services
  In March 2022 we entered into a partnership to acquire Nielsen Holdings plc ("Nielsen"), a global leader in third-party audience measurement, data and analytics across all forms of media and content. Together with institutional partners, we will invest approximately $2.65 billion by way of preferred equity, convertible into 45% of Nielsen’s common equity. Our share of the preferred equity investment is approximately $600 million. A portion of our investment may be syndicated to other institutional partners.
  Australian Residential Mortgage Lending Services
  In March 2022 we signed an agreement to acquire La Trobe Financial ("La Trobe") for approximately $1.1 billion including a contingent payment tied to the business achieving certain performance milestones. La Trobe is a leading Australian non-bank lender and asset manager, providing an essential service to the Australian residential real estate lending market. The transaction will be funded with $765 million of equity, of which we intend to fund approximately $250 million, with the balance funded from institutional partners. A portion of our investment may be syndicated to other institutional partners.
  Payment Processing Services
  In February 2022 we signed an agreement to acquire 60% of Magnati, a technology-enabled payment services provider in the Middle East. The transaction will be funded with $190 million of initial equity, of which we intend to invest approximately $65 million for a 20% ownership interest, with the balance funded from institutional partners.
  Non-control Investments
  In March 2022 we agreed to subscribe for $267 million of convertible preferred shares of JPFL Films Private Limited, an India-based market-leading manufacturer of flexible plastic films. Our share of the investment is approximately $45 million, with the balance funded from institutional partners. We also provided $374 million of financing through non-convertible preferred shares, common shares and warrants to Chorus Aviation, a Canadian regional aviation and aircraft leasing services provider, to fund its growth initiatives. Our share of the investment was approximately $55 million, with the balance funded from institutional partners.
  Brookfield Business Corporation
  On March 15, 2022, we completed the previously announced creation of Brookfield Business Corporation ("BBUC"), our paired corporate entity, through a special distribution of shares of the newly created corporation. Existing holders of Brookfield Business Partners’ limited partnership units received one class A exchangeable subordinate voting share of BBUC for every two units held. From an economic and accounting perspective, the special distribution was analogous to a unit split as it did not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the aggregate number of units/shares outstanding.
  Unit Repurchase Program
  For the three months ended March 31, 2022 we repurchased 1,118,136 of Brookfield Business Partners L.P. units under our normal course issuer bid (NCIB).

Liquidity

We ended the quarter with approximately $3.0 billion of liquidity at the corporate level including $590 million of cash and liquid securities, $1.4 billion of availability on our credit facilities and a commitment from Brookfield Asset Management to subscribe for up to $1.0 billion of perpetual preferred equity securities.

Subsequent to quarter end, Brookfield Asset Management agreed to subscribe for an additional $500 million of Brookfield Business Partners’ 6% perpetual preferred equity securities, for a total commitment of $1.5 billion. Upon issuance, these preferred securities are redeemable at par, at the option of Brookfield Asset Management, to the extent Brookfield Business Partners completes asset sales, financings or equity issuances.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2022 to unitholders of record as at the close of business on May 31, 2022.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding which was 76.7 million for the three months ended March 31, 2022 (March 31, 2021: 78.8 million).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisition/disposition, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expense, and other income (expense), net. The Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. The Partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the Partnership’s operations and excludes items that the Partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income to Adjusted EBITDA included elsewhere in this release.
  Adjusted EFO is the Partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, revaluation gains or losses, impairment expense, and other income or expense items. The Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. In order to provide additional insight regarding the Partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO allows the Partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the Partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $725 billion of assets under management. More information is available at www.brookfield.com.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ first quarter 2022 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The conference call can be accessed via webcast on May 6, 2022 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 8592328. A recording of the conference call will be available until May 12, 2022 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 8592328). A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2022		December 31 2021

Assets
Cash and cash equivalents		$2,277		$2,588
Financial assets		8,910		8,550
Accounts and other receivable, net		6,416		5,638
Inventory and other assets		6,994		6,359
Property, plant and equipment		15,399		15,325
Deferred income tax assets		940		888
Intangible assets		15,049		14,806
Equity accounted investments		1,532		1,480
Goodwill		8,645		8,585
Total Assets		$66,162		$64,219

Liabilities and Equity
Liabilities
Corporate borrowings		$1,701		$1,619
Accounts payable and other		20,255		19,636
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		28,656		27,457
Deferred income tax liabilities		2,527		2,507
		$53,139		$51,219
Equity
Limited partners	$1,477		$2,252
Non-controlling interests attributable to:
Redemption-exchange units	1,359		2,011
Special limited partnership units	—		—
Preferred shares	15		15
BBUC exchangeable shares	1,423		—
Interest of others in operating subsidiaries	8,749		8,722
		13,023		13,000
Total Liabilities and Equity		$66,162		$64,219

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2022	2021

Revenues	$13,472	$9,829
Direct operating costs	(12,595)	(8,978)
General and administrative expenses	(300)	(251)
Interest income (expense), net	(460)	(348)
Equity accounted income (loss), net	50	29
Impairment expense, net	—	(201)
Gain (loss) on acquisitions/dispositions, net	—	1,807
Other income (expense), net	(99)	39
Income (loss) before income tax	68	1,926
Income tax (expense) recovery
Current	(79)	(193)
Deferred	30	34
Net income (loss)	$19	$1,767
Attributable to:
Limited partners	$14	$281
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	12	249
Special limited partners	—	—
BBUC exchangeable shares	2	—
Interest of others in operating subsidiaries	(9)	1,237

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Three Months Ended March 31, 2022
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$32	$52	$(34)	$(31)	$19

Add or subtract the following:
Depreciation and amortization expense	114	251	337	—	702
Other income (expense), net[1]	(4)	44	59	—	99
Income tax (expense) recovery	2	(2)	62	(13)	49
Equity accounted income (loss), net	(5)	(19)	(26)	—	(50)
Interest income (expense), net	74	131	244	11	460
Equity accounted Adjusted EBITDA[2]	9	26	23	—	58
Amounts attributable to non-controlling interests[3]	(108)	(275)	(448)	—	(831)
Adjusted EBITDA	$114	$208	$217	$(33)	$506

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net includes $17 million of net revaluation losses, $29 million of business separation expenses, stand-up costs and restructuring charges, $19 million in transaction costs and $34 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Three Months Ended March 31, 2021
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$133	$24	$1,629	$(19)	$1,767

Add or subtract the following:
Depreciation and amortization expense	103	172	267	—	542
Impairment expense, net	(13)	—	214	—	201
Gain (loss) on acquisitions/dispositions, net	—	—	(1,807)	—	(1,807)
Other income (expense), net[1]	16	(27)	(28)	—	(39)
Income tax (expense) recovery	42	4	123	(10)	159
Equity accounted income (loss), net	2	(4)	(27)	—	(29)
Interest income (expense), net	48	83	213	4	348
Equity accounted Adjusted EBITDA[2]	3	28	20	—	51
Amounts attributable to non-controlling interests[3]	(230)	(144)	(432)	—	(806)
Adjusted EBITDA	$104	$136	$172	$(25)	$387

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $119 million of net revaluation gains, $24 million of business separation expenses, stand-up costs and restructuring charges, $10 million in transaction costs and $46 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports First Quarter 2022 Results

Brookfield, News, May 6, 2022 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended March 31, 2022, which is captured in Brookfield Business Partners’ financial statements and results.

	Three Months Ended March 31,
US$ millions, unaudited	2022	2021

Net income (loss) attributable to Brookfield Business Partners	$(164)	$11

Net loss attributable to Brookfield Business Partners for the three months ended March 31, 2022 was $164 million compared to net income of $11 million in the prior period. Current period results included a remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS. As at March 31, 2022, the exchangeable and class B shares were remeasured to reflect the closing price of $30.72 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on June 30, 2022 to shareholders of record as at the close of business on May 31, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared today by the Board of Directors of the general partner of Brookfield Business Partners on its units.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review our Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual report has been filed on SEDAR and EDGAR, and is available at https://bbu.brookfield.com/bbuc/ under Reports & Filings. Hard copies of the annual report can be obtained free of charge upon request.

Brookfield Business Corporation
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2022		December 31, 2021

Assets
Cash and cash equivalents		$667		$894
Financial assets		408		349
Accounts and other receivable, net		2,862		2,281
Inventory, net		581		580
Other assets		939		920
Property, plant and equipment		4,077		4,036
Deferred income tax assets		358		348
Intangible assets		4,593		4,226
Equity accounted investments		88		70
Goodwill		2,275		2,216
Total Assets		$16,848		$15,920

Liabilities and Equity
Liabilities
Accounts payable and other		$7,345		$7,191
Loan payable to Brookfield Business Partners		—		1,860
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		5,759		5,246
Exchangeable and class B shares		2,243		—
Deferred income tax liabilities		544		487
		$15,891		$14,784
Equity
Brookfield Business Partners	$(673)		$(516)
Non-controlling interests	1,630		1,652
		957		1,136
Total Liabilities and Equity		$16,848		$15,920

Brookfield Business Corporation
Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2022	2021

Revenues	$2,251	$2,369
Direct operating costs	(2,025)	(2,175)
General and administrative expenses	(68)	(62)
Interest income (expense), net	(107)	(99)
Equity accounted income (loss), net	1	1
Remeasurement of exchangeable and class B shares	(168)	—
Other income (expense), net	(43)	11
Income (loss) before income tax	(159)	45
Income tax (expense) recovery
Current	(16)	(23)
Deferred	12	14
Net income (loss)	$(163)	$36
Attributable to:
Brookfield Business Partners	$(164)	$11
Non-controlling interests	1	25

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2021 (“2021 Annual Report”).

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our 2021 Annual Report.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this measure is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the first quarter ended March 31, 2022 furnished on Form 6-K.